Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

490 Boul. St-Joseph, Suite 204

Gatineau, Québec

J8Y 3W9

2.	Date of Material Change

October 4, 2018

3.	News Release

A news release dated October 4, 2018 was disseminated through the facilities of CNW and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company and Molson Coors Canada announced that they have closed the transaction announced on August 1, 2018, to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following legalization.

5.	Full Description of Material Change

The Company and Molson Coors Canada, the Canadian business unit of Molson Coors Brewing Company (NYSE: TAP; TSX: TPX) announced that they have closed the transaction announced on August 1, 2018, to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following legalization.

The joint venture, Truss, will be led by former Molson Coors executive, Brett Vye, in the role of Chief Executive Officer. Vye will report to the Truss board of directors consisting of three members appointed by MCC and two members appointed by the Company.

Vye brings a decade of experience in leading successful brand building and integration efforts, as well as executing long-term growth strategies. Vye served as the Chief Commercial and Strategy Officer for the fast-growing International division of Molson Coors from 2015 to September 2018. Previously, he served as Chief Commercial Officer of Global License and as Managing Director of IOP Sales at Molson Coors. Vye has also worked in a number of commercial roles internationally for Colgate Palmolive/Hills Pet Nutrition.

Truss is structured as a standalone company with its own board of directors and independent management team. MCC has a 57.5% controlling interest with the Company holding the remaining 42.5%. The five member board of directors for the joint venture will initially comprise Frederic Landtmeters, President and CEO of MCC; Paul Holden, VP of Legal and Industry Affairs of MCC; Scott Cooper, VP, Global Innovation of Molson Coors (Chairman of the Truss Board); Sebastien St-Louis, CEO and co-founder of the Company, and Ed Chaplin, CFO of the Company.

In connection with the closing of the transaction, the Company has issued to MCC 11,500,000 warrants, each of which is exercisable to purchase one common share of the Company at an exercise price of $6.00 for a period of 3 years.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ed Chaplin, Chief Financial Officer

1-866-438-THCX (8429)

invest@THCX.com

9.	Date of Report

October 15, 2018